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                                                                   EXHIBIT 99.2

                CETIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ENACTED PURSUANT TO
               SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

            Nam Tai Electronics, Inc. (the "Company") is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended December 31, 2004 (the "Report").

            I, Joseph Li, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

            (i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

            (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                  /s/ Joseph Li
                                                  _____________________________

                                                  Joseph Li
                                                  Chief Financial Officer
                                                  March 15, 2005

A signed original of this written statement required by Section 906 has been provided to Nam Tai Electronics, Inc., and will be retained by Nam Tai Electronics, Inc. and furnished to the U.S. Securities and Exchange Commission or its staff upon request.

This certification will not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. This certification will not be deemed to be incorporated by reference into any filing under Securities Act of 1933 or the Securities Exchange Act of 1934 even if the document with which it is submitted to the U.S. Securities and Exchange Commission is so incorporated by reference.